May 9, 2005

VIA EDGAR AND OVERNIGHT DELIVERY

Adam Phippen

Staff Accountant

United States Securities

and Exchange Commission

450 Fifth Street N.W.

Washington DC 20549

Re:	Leslie’s Poolmart, Inc.

Form 10-K for the fiscal year ended October 2, 2004 (“Form 10-K”)

Form 10-K/A for the fiscal year ended October 2, 2004 (“Form 10-K/A”)

Form 10-Q for the period ended January 1, 2005 (“Form 10-Q”)

Form 10-Q/A for the period ended January 1, 2005 (“Form 10-Q/A”)

Dear Mr. Phippen:

On behalf of Leslie’s Poolmart, Inc (the “Company,” “we,” “our” or “Leslie’s”), we are transmitting herewith Amendment No. 2 to Form 10-K and Amendment No. 2 to Form 10-Q filed by the Company with the Securities and Exchange Commission (the “Commission”) on the date hereof. In this letter, we respond to the comments of the Staff of the Commission (the “Staff”) contained in the Staff’s letter dated May 4, 2005. For your convenience, we have numbered and restated in bold each of the Staff’s comments contained in the May 4th letter.

General

1.	As previously requested, please acknowledge in writing that:

a)	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

b)	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

c)	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Company Response: We agree. The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosures in our filings, that comments by the Staff and changes to disclosure in response to Staff comments do not foreclose the Commission from taking action with respect to our filings, and that we will not assert any Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Forms 10-K and 10-K/A for the fiscal year ended October 2, 2004

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 4. Property, Plant and Equipment, page 30

2.	Based on your response to prior comment 9, we understand that you capitalize the costs associated with gathering mailing addresses for your customer database. Please tell us supplementally the amount of such costs capitalized in each period presented, the total amount capitalized on the balance sheet as of October 2, 2004, as well as the period over which the costs are being amortized and how this period was determined. Also tell us your basis in GAAP for capitalizing these costs. In this regard, please note that absent specific authoritative guidance which permits the capitalization of an internally developed intangible asset, capitalization is generally not appropriate. See, for example, paragraph 10 of SFAS 142 which indicates that costs of internally developing intangible assets that are inherent in a continuing business and related to an entity as a whole shall be recognized as an expense when incurred. Also, we note your suggestion that your customer database is used for advertising. Please note that pursuant to SOP 93-7, advertising costs are required to be expenses as incurred unless the expense meets the criteria in paragraph 26.a. or 26.b. of the SOP. It does not appear that the costs of gathering mailing addresses for your customer database would be capitalizable pursuant to these criteria.

Company Response: For the years ending October 2, 2004 and September 27, 2003, the gross amounts capitalized for our mailing addresses were $17,284 and $114,669, respectively and the total balance sheet amounts relating to such capitalized costs were $788,195 and $770,911, respectively. For the years ending October 2, 2004 and September 27, 2003, net of accumulated depreciation, the mailing addresses balances were $536,508 and 530,889, respectively. We consider these amounts to be immaterial as the net book value of the addresses for the years presented represent less than 1.5% of our total property, plant and equipment category and less than 0.5% of our total assets.

The Company does not capitalize any internally developed costs associated with these assets. The Company pays 3rd party service providers who are responsible for gathering, compiling and enhancing the integrity of our addresses database. We believe that these costs are not period expenses and that they are appropriately categorized as assets according to paragraph 9 of SFAS 142. While we do use these addresses to mail our advertising materials, they are also very critical for us in helping to determine the best site locations of our new or relocated stores. We believe that the useful lives of these assets are determinable and our best estimate for the length of our economic benefit is 15 years. These pool addresses are tied primarily to swimming pools in residential homes and typically these pools have a useful life of approximately 15 years prior to any major renovation needs.

We have also determined that these addresses are more appropriately categorized as intangible assets versus property, plant and equipment and we will insure that these capitalized costs are appropriately categorized in future filings and that the required footnote disclosure is included as part of these filings.

Item 9a. Controls and Procedures, page 39

3.	We have reviewed your disclosures in the form 10-K/A filed on April 25, 2005, noting that you have not complied with our prior comment 13. Please comply with the comment in your next amendment to the Form 10-K.

Company Response: We agree. Accordingly, we have incorporated this request into our Form 10-K/A Amendment #2, for the year ended October 2, 2004.

Exhibits 31.1 and 31.2

4.	Please re-amend your Form 10-K for the fiscal year ended October 2, 2004 to provide currently dated Section 302 certifications. Please similarly re-amend your Form 10-Q for the period ended January 1, 2005. You should include an explanatory note at the front of the amended documents which explains that nature of the amendments.

Company Response: We agree. Accordingly, we have incorporated these requests into our Form 10-K/A Amendment #2 for the year ended October 2, 2004 and Form 10-Q/A Amendment #2 for the quarter ended January 1, 2005.

Please address any additional questions or comments concerning this letter to the undersigned. My direct telephone number is 602-366-3861, and facsimile is 602-366-3942.

Best regards,

Leslie’s Poolmart, Inc.

Donald J. Anderson

Chief Financial Officer

  (Principal Financial and Accounting Officer)

cc:	Lawrence Hayward, Chairman and CEO

Leslie’s Poolmart, Inc.

3925 E. Broadway Road, Suite 100, Phoenix, Arizona 85040

Kevin McHolland, Partner

Ernst & Young LLP

Ernst & Young Tower, One Renaissance Square

2 North Central Avenue, Suite 2300

Phoenix, AZ 85004

Jennifer Bellah Maguire

Gibson, Dunn & Crutcher LLP

333 South Grand Avenue

Los Angeles, California 90071